October 20, 2011

From:	Sikan Tong, Chief Financial Officer
Company:	China Cablecom Holdings

To:	Larry Spirgel, Branch Chief
Company:	Securities & Exchange Commission (SEC)

Re:	Letter from China Cablecom regarding Restatement of Financials 2010

Dear Mr. Spirgel,

In response to a recent accounting issue on the deconsolidation of our PRC operations addressed by your staff, the Company is currently working with our auditors UHY to restate financials for the full year period of 2010 along with the amendment to our Form 20F filing. Our expected filing date should be no later than Monday, October 31st, however we are working diligently as we can to complete the restatement prior to the extension.

Should you like any updates, please feel free to reach myself, or our auditor David Ng at ng@uhy-hk.com.

Regards,

/s/ Sikan Tong
Sikan Tong
Chief Financial Officer
(86) 186 161 8618 (m)
sikantong@sina.com